Filed by Goodrich Corporation
                           pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Coltec Industries Inc

                                                   Commission File No. 001-07568


On January 29, 2002, EnPro Industries, Inc. ("EnPro"), a wholly-owned subsidiary of Goodrich Corporation ("Goodrich"), filed a registration statement on Form 10 under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"), including a preliminary Information Statement attached thereto as Exhibit 99.1. This Information Statement makes the following references to Goodrich's intention to offer to exchange its debt securities for the 7 1/2% Senior Notes due 2008 of Coltec Industries Inc, a wholly-owned subsidiary of Goodrich ("Coltec," and its securities, the "Coltec Senior Notes"):

On page 2 of the Information Statement:

         "Goodrich intends to offer to exchange new Goodrich securities for the outstanding Coltec Senior Notes. To the extent that any Coltec Senior Notes remain outstanding following completion of the exchange offer, they will remain obligations of Coltec. If any outstanding Coltec Senior Notes are surrendered by the holders for exchange in the exchange offer, Coltec plans to purchase a portion of those notes and then cancel them. The purchase will be financed through an intercompany loan from Goodrich. The remaining Coltec Senior Notes surrendered for exchange and not purchased by Coltec will be contributed by Goodrich to EnPro, and those notes will remain an outstanding obligation of Coltec to EnPro, which, for accounting purposes, will be eliminated upon consolidation of EnPro's financial statements going forward."

Substantially identical versions of the immediately preceding passage appear on pages 22, 25, 31, 34, 42, and 79 of the Information Statement.

On page F-10 of the Information Statement:

         "Goodrich intends to make an offer to exchange the Coltec Senior Notes for debt securities of Goodrich having similar terms. There can be no guarantee, however, that this exchange offer will occur. Coltec intends to purchase a portion of the Coltec Senior Notes surrendered for exchange in the exchange offer, which will be financed through an intercompany loan from Goodrich. The remaining portion of Coltec Senior Notes accepted by Goodrich for exchange will be contributed to EnPro in connection with the [spin-off of EnPro] and would thereafter be an intercompany obligation of Coltec to EnPro, which will be eliminated upon consolidation in EnPro's consolidated financial statements going forward."

A substantially identical version of the immediately preceding passage also appears on page F-34 of the Information Statement.

                             ADDITIONAL INFORMATION

         The foregoing statements correctly state the intentions of Goodrich with respect to the Coltec Senior Notes. However, there can be no guarantee that Goodrich will initiate or consummate any exchange offer for the Coltec Senior Notes. In the event that Goodrich offers to exchange its own debt securities for the Coltec Senior Notes, Goodrich will file a prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents, if and when they become available, free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Goodrich with respect to the exchange offer, if any, may be obtained free of charge by directing a request to Goodrich Corporation, Four Coliseum Center, 2730 West Tyvola Road, Charlotte, North Carolina, 28217.